FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2 Date of Material Change

February 20, 2024

Item 3 News Release

Integra disseminated a new release in respect of the material change referred to in this report on February 21, 2024 to the New York Metro and TSX Venture Disclosure distribution wires using the services GlobeNewswire. The news release was subsequently filed on the Company's SEDAR+ profile.

Item 4 Summary of Material Change

On February 21, 2024, Integra announced that through its wholly-owned subsidiary, DeLamar Mining Company ("DMC"), it entered into a binding agreement dated February 20, 2024 (the "Royalty Agreement") with Wheaton Precious Metals (Cayman) Co. ("Wheaton Cayman"), a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"), pursuant to which Wheaton Cayman will acquire a 1.5% net smelter returns royalty (the "Royalty") on metal production from all claims of the DeLamar and Florida Mountain deposit (together "DeLamar" or the "Project") for an aggregate cash purchase price of US$9.75 million, to be paid in two installments (the "Transaction").

Item 5 Full Description of Material Change

Royalty Agreement

On February 21, 2024, Integra announced that through its wholly-owned subsidiary, DMC, it entered into the Royalty Agreement with Wheaton Cayman, a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton Cayman will acquire the Royalty on metal production from DeLamar for an aggregate cash purchase price of US$9.75 million, to be paid in two installments.

The first installment of US$4.875 million is expected to be received by Integra upon closing of the Transaction (the "First Installment Payment"), which is expected to occur on or about March 5, 2024. The second installment of US$4.875 million is expected to be received by Integra four months from the date of the First Installment Payment (the "Second Installment Payment"). Each installment is subject to certain closing conditions which may be waived by Wheaton Cayman, including, but not limited to:

First Installment Payment Conditions

  as of the end of the most recently completed calendar month end, Integra shall have positive working capital, such working capital being calculated: (A) on a consolidated basis; (B) on the basis of unrestricted cash plus unrestricted cash equivalents, prepaid expenses and receivables less accounts payable and less accrued and other current liabilities and interest (excluding interest payments or settlements under the Credit Agreement (as defined below)) and principal repayments due in the next 12 months (excluding amounts already set aside in restricted cash); and (C) excluding the First Installment Payment;

  on or prior to the First Installment Payment date, DMC shall have executed and delivered to Wheaton Cayman a royalty deed, in form and substance satisfactory to Wheaton Cayman, acting reasonably, together with any consents and deliverables necessary or desirable in order to register the royalty deed against title to the mining properties that comprise the Project;

  DMC shall have delivered to Wheaton Cayman an Internal Revenue Service Form W-9;

  there is no adverse claim, challenge or appeal outstanding as of the First Installment Payment date that would prevent, or would be reasonably expected to prevent or have a reasonable risk of preventing the grant of the Royalty or the registration of the royalty deed against the mining properties that comprise the Project;

  Beedie Investments Ltd. ("Beedie Capital") will have consented to the Royalty, in a form and substance satisfactory to Wheaton Cayman, acting reasonably;

  Wheaton Cayman shall have entered into an inter-creditor arrangement with Beedie satisfactory to Wheaton Cayman, acting reasonably;

  there is no adverse claim, challenge or appeal outstanding that would prevent, or would be reasonably expected to prevent or have a reasonable risk of preventing, the construction, development or operation of mine at DeLamar; and

  Wheaton Cayman shall have received certain other certificates, opinions and letters pertaining to, among other items, the corporate status of DMC, the Transaction documents and title status of the mineral properties that comprise the Project.

If the conditions to the First Installment Payment are not satisfied on or before the third anniversary of the date of the Royalty Agreement, the Wheaton Cayman may terminate the Royalty Agreement.

Second Installment Payment Conditions

  as of the end of the most recently completed calendar month end, the Integra shall have sufficient working capital to satisfy all of its obligations and liabilities due within a period of 12 months following the Second Installment Payment date, such working capital being calculated: (A) on a consolidated basis; (B) on the basis of unrestricted cash plus unrestricted cash equivalents, prepaid expenses and receivables less accounts payable and less accrued and other current liabilities and interest (excluding interest payments or settlements under the Credit Agreement) and principal repayments due in the 12 months following the Second Installment Payment date (excluding amounts already set aside in restricted cash); and (C) including the Second Installment Payment; and

  Wheaton Cayman shall have received certain other certificates pertaining to the Transaction documents.

If the conditions to the Second Installment Payment are not satisfied on or before the date that is six months from the First Installment Payment date, then until the Second Installment Payment is made the Royalty percentage shall be reduced by 50%.

Under the terms of the Royalty Agreement, proceeds from the Royalty Agreement must be used for the purposes of developing a mine at DeLamar and for general corporate purposes subject to certain exclusions.  The Company anticipates using net proceeds from the Transaction for the continued development of DeLamar, including work to support a feasibility study and the advancement of the National Environmental Policy Act permitting process in the United States

Under the terms of the Royalty Agreement, the Royalty is subject to adjustment in the event certain production thresholds have not been met by January 1, 2029 (the "Outside Completion Date"), subject to extension in certain circumstances.  Should the applicable production thresholds not be met under the Royalty Agreement by the Outside Completion Date, then the Royalty shall be increased in increments of 0.15% each year to a maximum total Royalty of 2.70%.

Third Supplemental Credit Agreement

On February 21, 2024, Integra also announced that the Company and its subsidiaries, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DMC entered into an amendment dated February 20, 2024 (the "Third Supplemental Credit Agreement") to the credit agreement dated July 28, 2022, as amended (the "Credit Agreement") with Beedie Capital, pursuant to which, among other items, Beedie Capital consented to the Royalty and the parties agreed to amend the participation rights afforded to Beedie Capital with respect to future equity financings under the Credit Agreement.  For more information regarding the Third Supplemental Credit Agreement, see the Third Supplemental Credit Agreement available at the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Andree St-Germain, Chief Financial Officer
Telephone (604) 416-0576

Item 9 Date of Report

February 23, 2024

Forward Looking and Other Cautionary Statements

Certain information set forth in this material change report contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: closing of the Transaction; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to satisfy the closing conditions to the Transaction; the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals Corp's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.